

March 20, 2015

<u>**Via Email**</u>
Mr. Phillip Goldstein
Bulldog Investors, LLC
250 Pehle Avenue, Suite 708
Saddle Brook, New Jersey 07663

Re: Stewart Information Services Corporation
          Preliminary Proxy Statement filed on Schedule 14A filed by Bulldog Investors, LLC
          ("Bulldog")
          Filed on March 17, 2015
          File No. 001-02658

Dear Mr. Goldstein:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Cover Page</u>

1.   Please revise the first page of the proxy statement and the form of proxy to clearly mark them as preliminary copies. Refer to Rule 14a-6(e)(1).

2.   Please revise the facing page of the Schedule 14A above the heading "Name of Person(s) Filing Proxy Statement, if other than the Registrant," to indicate that the Schedule 14A filing is being made by each of the participants. The Schedule 14A is codified as Rule 14a-101 for disclosure purposes and requires identification of all persons on the cover page of a proxy statement who are filing the proxy statement. See Instruction 3 to Item 4 of Schedule 14A for a definition of the term "participant."

General

3.   Please include information as of the most reasonable practicable date and fill in all blanks.

4.   The information provided for the participants in the proxy solicitation appears to be incomplete. Please revise to provide all of the information required by Item 5(b) of Schedule 14A for <u>each</u> participant as defined in Instruction 3 to Item 4 of Schedule 14A.

5.   We refer you to a recent filing by Foundation Asset Management, LP, which attaches its recent letter to the Board of Directors. The letter, among other things, outlines Foundation Asset Management LP's position with respect to the current solicitation. Supplementally advise us of any agreements or understandings between Foundation Asset Management LP and Bulldog that relate to the current solicitation, including, for example, any understanding between the parties relating to the solicitation of proxies by Foundation Asset Management LP on behalf of Bulldog. In this regard, we also note that you have named and appear to be seeking proxy authority to vote for Messrs. Ajdler and Christenson, who were former nominees of Foundation Asset Management LP. We may have further comment.

6.   You refer security holders to information that you are required to provide that will be contained in the company's proxy statement for the annual meeting. We presume that you are relying upon Rule 14a-5(c) to refer to this information. If so, please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company's proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

Reason for the Solicitation

7.   Please revise to set forth the basis for your assertion that Stewart has underperformed its peers with respect to a number of key metrics. Identify, for example, the peer group to which you are comparing the company and the "key metrics" to which you allude. If there is inadequate support for the statements, please remove the statements. Refer generally to Rule 14a-9.

8.   Please clarify the disclosure under this heading and outline any specific plans the nominees have regarding a sale of the company. If there are no specific plans, revise to state this fact.

9.   Please supplement your disclosure to specify the limitations associated with the actions you indicate your nominees may take if elected. For example, certain statements should be qualified to address the attendant fiduciary duties to Stewart Information Services Corporation that your nominees would have, if elected. Additionally, disclose that if

elected, your nominees would constitute a minority of the nine person board. Please revise or advise.

10. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Please revise your disclosure to characterize as your opinion the statements you make with respect to the following non-exclusive list of assertions and/or provide the requisite support:

- "…Stewart has great untapped potential …,";
- "…Stewart could be sold for much more than its recent stock price…"; and,
- "…Stewart's executive officers are overcompensated based upon its performance relative to its peers…"

Where the basis of support are other documents, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

How Proxies Will be Voted

11. We refer you to disclosure under this heading regarding the discretionary authority granted to your proxy holders on "any other matters that may come before the Meeting…" Such matters may include substantive matters for which discretionary authority may not be exercised and about which supplemental information would have to be disseminated. See Rule 14a-4(c). Please clarify that you will provide updated information if any such action occurs in advance of the meeting date and within a reasonable amount of time such that supplemental soliciting materials could be disseminated.

Proposal 1

12.   Please refer to our subsequent comment 17 relating to the form of proxy card. As noted therein, you do not appear to have the authority, pursuant to Rule 14a-4(d) to exercise discretionary authority to vote for Messrs. Ajdler and Christenson. Consistent with this comment, please revise your disclosure where applicable throughout the proxy statement and on the proxy card.

13.   Please clarify that persons who vote using your proxy card will be effectively disenfranchised from voting for the company's nominees who are eligible to be voted for by the Public shares.

14.   Please revise to identify your nominees. Please provide all of the information required by Item 7 of Regulation 14A, including the biographical information of the nominees so that it complies with Item 401 of Regulation S-K. For example, ensure that you completely describe each individual's business experience for the past five years and disclose the specific experience, qualifications or skills that make the nominee qualified to serve as a director.

Solicitation of Proxies

15.   We note that you plan on soliciting proxies by mail and "may utilize other means…" Please clarify within the materials all means by which you will solicit proxies. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting requests must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Participant

16.   Refer to the statement that the SEC's definition of participant "may be misleading..." Please remove the statement and confirm whether all participants, as defined in Instruction 3, to Item 4 of Schedule 14A have been properly identified. Refer also to our prior comment 2.

Form of Proxy Card

17.   It does not appear that you are in compliance with Rule 14a-4(d) which allows the proxy holder to vote only for a bona fide nominee, who is a person who has consented to being named in the proxy statement and to serve if elected. Specifically, it does not appear that Messrs. Ajdler and Christenson are Bulldog's bonafide nominees or that you are in compliance with 14a-4(d)(4). Please remove the names of all persons who are not your bona fide nominees, as defined in Rule 14a-4(d) or advise.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the participants acknowledging that:

- the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions